Exhibit (A)(1)

ONI SYSTEMS CORP.

OFFER TO EXCHANGE OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK UNDER ELIGIBLE OPTION PLANS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON
NOVEMBER 19, 2001 AT 9:00 PM., PACIFIC TIME,
UNLESS THE OFFER IS EXTENDED

          ONI Systems Corp. is offering to our employees in the United States and Canada the right to exchange outstanding options to purchase shares of our common stock having an exercise price greater than or equal to $6.00 per share for new nonqualified stock options with a new exercise price (the “New Grant Program”). Eligible options were originally granted under the ONI Systems Corp. 1998 Equity Incentive Plan (the “1998 Plan”), the ONI Systems Corp. 1999 Equity Incentive Plan (the “1999 Plan”) and the ONI Systems Corp. 2000 Equity Incentive Plan (the “2000 Plan” and, collectively with the 1998 Plan and the 1999 Plan, the “Plans”). The new stock options will be granted under the 2000 Plan. If you wish to participate in the New Grant Program, you may elect to exchange any options with an exercise price greater than or equal to $6.00 per share. However, if you choose to participate in the New Grant Program, you must also exchange all stock options granted to you on or after May 19, 2001, even if those options have an exercise price less than $6.00 per share. Our directors and executive officers (within the meaning of Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended) as well as our independent contractors, advisory board members and other non-employees are not eligible to participate in the New Grant Program. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying Letter of Transmittal (Election to Participate). New options will be granted on the date of the first meeting of our compensation committee held more than six months and one day after the date we cancel the options accepted for exchange, which we currently anticipate to be on or about May 20, 2002 (the “replacement grant date”).

          Some key features of the new options will include:

•
the number of shares subject to each new option will be the same as the number of shares subject to each of your corresponding cancelled options, subject to adjustments for any stock splits, stock dividends and similar events;

•
the exercise price of the new option(s) will equal the closing sale price of our common stock as reported on the Nasdaq National Market on the replacement grant date (or the last trading day before the replacement grant date, if the market for trading in our stock is closed on such date);

•	the new option(s) will be nonqualified stock options

•	the term of the new option(s) will be ten years from the replacement grant date;

•
the new option(s) will be vested to the same degree that your cancelled option(s) would have been vested on the replacement grant date with the unvested portion of your new option(s) vesting in accordance with the vesting schedule(s) of your cancelled option(s) following the replacement grant date; and

•	the other terms and conditions of the new option(s) will be substantially similar to those of the cancelled option(s).

          The terms of the offer exchange program are summarized in question and answer format in the accompanying Summary Term Sheet, and are described in greater detail in the accompanying Offer to Exchange document. We urge you to read these documents carefully and in their entirety. This offer to exchange is subject to the terms and conditions described in these documents. The New Grant Program is not conditioned upon a minimum number of options being elected for exchange, however, you cannot elect to cancel and exchange only a part of an outstanding option.

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          In order to receive the new option(s), you must still be employed with us on the replacement grant date, and your election to participate in the New Grant Program does not in any way change your status as an at-will employee. In addition, we cannot guarantee you that you will receive new options in the New Grant Program if a change of control of ONI Systems occurs between the cancellation of your option(s) and the replacement grant date.

          We are implementing the New Grant Program because a considerable number of our employees have stock options that have exercise prices significantly above our current and recent trading prices. We believe that the New Grant Program will provide renewed incentives to our employees and that, for many eligible employees, the exchange will create a better opportunity to obtain value from their options. We are offering this program on a voluntary basis to allow our employees to choose whether to keep their current stock options at their current exercise prices, or to cancel those options for new options.

          Although our board of directors has approved the New Grant Program, neither we nor our board of directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. You must make your own decision whether to exchange your options.

          Shares of our common stock are quoted on the Nasdaq National Market under the symbol “ONIS”. On October 18, 2001, the last sale price of our common stock as reported on the Nasdaq National Market was $6.36 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your options.

          You should direct questions about the New Grant Program or requests for assistance or for additional copies of this Offer to Exchange or the Letter of Transmittal (Election to Participate) to ONI Systems Stock Administration by email at stockadmin@oni.com, or by telephone at (408) 571-3900.

IMPORTANT

          If you wish to exchange your options, you must complete and sign the accompanying Letter of Transmittal (Election to Participate) in accordance with its instructions, and hand deliver it and any other required documents to ONI Systems Stock Administration. You may also send documents by fax at (408) 571-3925 or by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road San Jose, California 95138. Please allow sufficient time to ensure that we receive these documents by the deadline of 9:00 p.m. Pacific Time on November 19, 2001. If you send your documents by fax, please be sure to get a confirmation of delivery. You do not need to return your existing stock option agreements and related forms to participate in the New Grant Program.

          We are not aware of any jurisdiction where the implementation of the New Grant Program violates applicable law. If we become aware of any jurisdiction where the implementation of the New Grant Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the New Grant Program will not be made available to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction. With respect to employees resident in Canada, the New Grant Program is subject to, and conditioned upon, our obtaining the appropriate regulatory approvals in Canada.

          We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the New Grant Program. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the New Grant Program other than the information and representations contained in this document or in the accompanying Letter of Transmittal (Election to Participate). If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

2

ONI SYSTEMS CORP.

OFFER TO EXCHANGE

Summary of Terms

October 19, 2001

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		Page
27.	If my option is split between an incentive stock option and a nonqualified stock option because my original grant exceeded the $100,000 limit on incentive stock options, can I cancel one part of this option but not the other?	5
28.	If I choose to participate in the New Grant Program, what will happen to my options that will be cancelled?	6
29.	Will the shares subject to cancelled options be returned to the pool of shares available for future grant under the plans?	6
SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS		6
30.	When will we grant the new options?	6
31.	What will be the share amount of the new options?	6
32.	What will be the exercise price of the new options?	6
33.	What will be the vesting schedule of the new options?	6
34.	If my current option(s) are incentive stock options, will my new option(s) be incentive stock options?	6
35.	What will be the terms and conditions of the new options?	7
36.	Why won’t we grant the new options immediately after we cancel the options accepted for exchange?	7
37.	When will I see the new options at Salomon Smith Barney Benefit ACCESS® or E*TRADE OptionsLink?	7
38.	Can I have an example?	7
39.	What happens if ONI Systems is subject to a change in control before the new options are granted?	8
40.	After the grant of my new option(s), what happens if I again end up “underwater”?	8
41.	What do I need to do to participate in the New Grant Program?	8

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SUMMARY TERM SHEET

          This section answers some of the questions that you may have about the New Grant Program. However, it is only a summary, and you should carefully read the remainder of this Offer to Exchange and the accompanying Letter of Transmittal (Election to Participate) because the information in this summary is not complete and because there is additional important information in the remainder of this Offer to Exchange and the Letter of Transmittal (Election to Participate). We have included page references to the remainder of this Offer to Exchange where you can find a more complete description of the topics summarized here.

GENERAL QUESTIONS ABOUT THE NEW GRANT PROGRAM

1.    What is the New Grant Program?

          We are offering to our employees in the United States and Canada the right to exchange outstanding options to purchase shares of our common stock that have an exercise price greater than or equal to $6.00 per share for new nonqualified stock options with a new exercise price to be granted on the date of the first meeting of our compensation committee held more than six months and one day after the date we cancel the options accepted for exchange. We currently anticipate that the replacement options will be granted on or about May 20, 2002. (Page 10)

2.    What securities are we offering to exchange?

          We are offering the right to exchange all outstanding options to purchase shares of ONI Systems Corp. common stock having an exercise price greater than or equal to $6.00 per share granted under the ONI Systems Corp. 1998 Equity Incentive Plan (the “1998 Plan”), the ONI Systems Corp. 1999 Equity Incentive Plan (the “1999 Plan”) and the ONI Systems Corp. 2000 Equity Incentive Plan (the “2000 Plan” and, collectively with the 1998 Plan and the 1999 Plan, the “Plans”) for new nonqualified stock options under the 2000 Plan. If you wish to participate in the New Grant Program, you may elect to exchange any options that have an exercise price greater than or equal to $6.00 per share. However, if you choose to participate in the New Grant Program, you must also exchange all options granted to you on or after May 19, 2001, even if those options have an exercise price less than $6.00 per share. (Pages 10-11)

3.    Why is ONI Systems implementing the New Grant Program?

          We are implementing the New Grant Program because a considerable number of our employees have vested and/or unvested stock options that have exercise prices significantly above our current and recent trading prices. As a result, these options no longer serve the incentive purpose for which they were granted. We are offering this program to allow our employees to choose whether to keep their current stock options at their current exercise prices, or to cancel those options in exchange for new options to purchase the same number of shares as the cancelled options at a new price.

          The new options will be granted on the date (the “replacement grant date”) of the first meeting of the compensation committee of the board of directors held at least six months and one day from the date we cancel the options accepted for exchange (the “cancellation date”). The new options will cover the same number of shares as are subject to the cancelled options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the new options will be equal to the closing sale price of our common stock on the replacement grant date (or last trading day before the replacement grant date, if the market in our common stock is closed on such date).

          The New Grant Program is designed to provide our employees with the opportunity to hold options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for our employees and increase the value of our common stock for stockholders. While we hope that this program will improve the current “underwater” options issue, this cannot be guaranteed in light of the risks of a volatile and unpredictable stock market. (Pages 10-11)

4.    Who is eligible to participate?

          All current employees of ONI Systems who hold stock options with an exercise price greater than or equal to $6.00 per share under the Plans are eligible to participate in the New Grant Program. Our directors and executive officers as well as our independent contractors, advisory board members and other non-employees are not eligible to participate in the New Grant Program. (Pages 9-10)

5.    Are overseas employees eligible to participate?

          Employees located outside of the United States and Canada are not eligible to participate in the New Grant Program. Employees resident in Canada should particularly note the special tax considerations described in Section 13. (Page 22)

6.    What do I need to do to participate in the New Grant Program?

          To participate in the New Grant Program, you must make a voluntary election that will become irrevocable by 9:00 p.m. Pacific Time on November 19, 2001, to cancel your outstanding stock option(s) in exchange for a new nonqualified stock option(s) to be granted on the replacement grant date. If you wish to participate, you will be required to cancel all of your options granted on or after May 19, 2001, even if those options have an exercise price of less than $6.00 per share.

          You must complete the Letter of Transmittal (Election to Participate) that is attached at the end of this Offer to Exchange, sign it, and ensure that ONI Systems Stock Administration receives it no later than 9:00 p.m. Pacific Time on November 19, 2001. If possible, please hand deliver your form to ONI Systems Stock Administration. Otherwise, you can return your form by fax to (408) 571-3925 or by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road, San Jose, California 95138. ONI Systems Stock Administration will send you a confirmation by e-mail within three business days of receipt of your Letter of Transmittal (Election to Participate). However, if you submit your Letter of Transmittal (Election to Participate) shortly before the specified deadline, you may not receive your confirmation before the deadline. (Pages 11-12)

7.    Does the New Grant Program extend to all of ONI Systems’ employee option plans?

          The New Grant Program extends to options granted under each of the Plans. However, the New Grant Program does not extend to options granted under the 1997 Stock Option Plan, since all options issued under this plan have exercise prices that are below $6.00 per share, and no options were issued under this plan on or after May 19, 2001. (Pages 9-10)

8.    Is this a repricing?

          No, this is not a stock option repricing. In a repricing, the exercise price of an employee’s current options would be adjusted immediately. This would result in variable accounting treatment, and for financial reporting purposes, we would be required to record additional compensation expense each quarter until the repriced options were exercised, cancelled or terminated. The result would be greater reported losses and lower reported earnings for the Company for several years. (Page 21)

9.    Why can’t ONI Systems just reprice my options, as I have seen done at other companies?

          In 1998, the Financial Accounting Standards Board adopted rules that have unfavorable accounting charge consequences for companies that reprice options. As described above, if we were to reprice options, we would need to record a variable accounting charge against our earnings. The amount of this charge would be measured by the future appreciation of the common stock subject to the repriced options. As a result, a simple option “repricing” would adversely impact our operating results, as we would be required to take a charge against earnings on any future appreciation of the repriced options. (Page 21)

10.    Why can’t I just be granted additional new options?

          Because of the number of options currently outstanding, a grant of additional options to all ONI Systems employees holding out-of-the-money options could be significantly dilutive to our current and future stockholders and could potentially have a negative impact on our outstanding shares and earnings per share. (Page 11)

11. I	f I decide to participate in the New Grant Program, what will happen to my current options?

          If you elect to participate in the New Grant Program, the options you have elected to exchange will be cancelled after 9:00 p.m. Pacific Time on November 19, 2001. (Page 21)

12. W	hat is the deadline to elect to participate in the New Grant Program, and how do I participate?

          The deadline to elect to participate in the New Grant Program is 9:00 p.m. Pacific Time on November 19, 2001, unless we extend it. This means that ONI Systems Stock Administration must have your election form in their hands before that time. We may, in our discretion, extend the deadline to participate in the New Grant Program at any time, but we cannot assure you that the New Grant Program will be extended or, if it is extended, for how long. If we extend the deadline to elect to participate in the New Grant Program, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date. If we extend the deadline beyond that time, you must deliver these documents before the extended expiration date.

          We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those stock options for which you have made a proper and timely election that is not withdrawn. Subject to our rights to extend, terminate and amend the New Grant Program, we currently expect that we will accept all such options promptly after the expiration of the deadline to elect to participate in the New Grant Program. (Pages 10-14)

13.    What will happen if I do not turn in my form by the deadline?

          If you do not turn in your election form by the deadline, you will retain your existing options and will not participate in the New Grant Program Your existing stock options will remain unchanged with their original exercise price and original terms. Please be sure to allow sufficient time to ensure receipt by us and delivery of confirmation to you before the deadline. (Page 12)

14. H	ow do I withdraw from the New Grant Program after I have submitted a Letter of Transmittal (Election to Participate)?

          To withdraw an election to exchange options, you must deliver to ONI Systems Stock Administration a completed Notice of Withdrawal in the form accompanying this Offer to Exchange with the required information prior to 9:00 p.m. Pacific Time on November 19, 2001. If possible, please hand deliver your Notice of Withdrawal to ONI Systems Stock Administration. Otherwise, you can also return your form to ONI Systems Stock Administration either by fax to (408) 571-3925 or by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road, San Jose, California 95138. Please be sure to allow sufficient time to ensure receipt by us and delivery of confirmation to you before the deadline. Once you have withdrawn options, you may re-elect to exchange options only by again following the election procedure described in the answer to Question 6. (Pages 12-13)

15.	During what period of time may I withdraw a previous election to participate in the New Grant Program?

          You may withdraw your election to participate in the New Grant Program at any time before 9:00 p.m. Pacific Time on November 19, 2001. If we extend the New Grant Program beyond that time, you may withdraw your options elected for exchange at any time until the expiration of the extended deadline. (Page 12)

16.	When will the options that I elect to exchange be removed from the Salomon Smith Barney Benefit ACCESS® or E*TRADE OptionsLink databases?

          After you submit your Letter of Transmittal (Election to Participate), the options that you have elected to exchange will continue to appear in the Salomon Smith Barney Benefit ACCESS® or E*TRADE OptionsLink databases until the effective date of cancellation. If you exercise such options through Salomon Smith Barney Benefit ACCESS® or E*TRADE OptionsLink during that period without first withdrawing your election, ONI Systems Stock Administration will block the transaction and you will be responsible for any resulting costs and liabilities. (Page 14)

17.	Am I eligible to receive future grants of options during the following six-month period if I participate in the New Grant Program?

          Because of unfavorable accounting charge consequences, participants in the New Grant Program are not eligible to receive any additional stock option grants until after the replacement grant date. (Page 21)

18.    Is there any tax consequence to my participation in the New Grant Program?

          If you participate in the New Grant Program, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the exchange or when the new option(s) are granted. With regard to the new option(s), the tax aspects of such options will be the same as any other nonqualified options grant. Those consequences are described in the Offer to Exchange. If you do not participate in the New Grant Program, we do not believe that any of the terms of your eligible incentive stock option(s) will change. However, it is possible that the IRS could decide that your right to exchange your incentive stock option(s) under the Offer to Exchange is a “modification” of your incentive stock option(s), even though you will not have exchanged the option(s). A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of an incentive stock option to be treated as a nonqualified stock option. (Pages 17, 20 and 22)

          Special considerations apply to employees resident in Canada.

          We recommend that you consult your own tax advisor with respect to the federal, state, provincial, local and foreign tax consequences of participating in the New Grant Program. (Page 22)

19.    How should I decide whether or not to participate in the New Grant Program?

          The decision to participate in the New Grant Program must be each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the performance of the overall market and companies in our sector and our own business and stock price. It will also depend on the exercise price and vesting status of your current options. (Pages 19-20)

20.    What do we and our board of directors think of the New Grant Program?

          Our board of directors approved the New Grant Program, but neither ONI Systems nor our board of directors makes any recommendation as to whether you should participate in the New Grant Program. Our directors and executive officers are not eligible to participate in the New Grant Program.

21.	What if my employment at ONI Systems ends between the date of this Offer to Exchange and the replacement grant date?

          Your employment with ONI Systems is on an at-will basis and nothing in this Offer to Exchange modifies or changes that. You cannot revoke your Letter of Transmittal (Election to Participate) after 9:00 p.m., Pacific Time, on November 19, 2001. If your employment with ONI Systems or one of its subsidiaries is terminated by you or ONI Systems voluntarily, involuntarily or for any reason or no reason, before your new option(s) are granted, you will not have a right to any stock option(s) that were previously cancelled, and you will not have a right to the grant that would have been issued on the replacement grant date. Therefore, if you are not an employee of ONI Systems or one of our subsidiaries from the date of this Offer to Exchange through the replacement grant date, you will not receive new option(s) or any other consideration in exchange for your cancelled option(s). (Pages 9 and 13)

22.    What are the conditions to the New Grant Program?

          The implementation of the New Grant Program is not conditioned upon a minimum number of options being cancelled. The New Grant Program is subject to a number of other conditions, including the conditions described in Section 6. (Pages 14-16)

SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS

23.    Which options can be cancelled?

          Only options with an exercise price greater than or equal to $6.00 per share may be tendered for exchange in connection with the New Grant Program. You may voluntarily elect to cancel one or more options with an exercise price greater than or equal to $6.00. However, if you choose to participate in the New Grant Program, you must exchange all options granted to you on or after May 19, 2001 even if those options have an exercise price of less than $6.00 per share. (Page 9)

24.If	I have multiple options, can I choose which options I want to cancel?

          You may choose to cancel one or more options if such options were granted to you prior to May 19, 2001 and such options have an exercise price greater than or equal to $6.00 per share. Inclusion of such grants is entirely at your discretion. However, if you wish to participate in the New Grant Program, you must cancel all options granted to you on or after May 19, 2001, regardless of exercise price. (Page 10)

25.    Can I tender options that I have already exercised?

          No. The New Grant Program only pertains to options; it does not apply in any way to shares purchased upon the exercise of options. If you exercised an eligible option in its entirety, that option is no longer outstanding and is therefore not subject to inclusion in the New Grant Program. However, if you exercised an eligible option in part, the remaining outstanding unexercised portion of the option is subject to inclusion in the New Grant Program and may be tendered for exchange and cancellation.

26.    Can I cancel an option grant only as to certain shares?

          No, you cannot cancel an outstanding option in part. By way of example, if you have an option for 1,000 shares granted in May 2000 and for 500 shares granted in April 2001, you could elect to cancel both, either or neither of these grants. You could not elect to cancel just 500 shares of the May 2000 grant, or any other partial cancellation of either option grant. Likewise, if an option grant is partially vested and partially unvested, you cannot choose to cancel only the unvested portion. You are permitted to exercise the vested portion of an option and tender the balance for exchange and cancellation. (Page 10)

27.
If my option is split between an incentive stock option and a nonqualified stock option because my original grant exceeded the $100,000 limit on incentive stock options, can I cancel one part of this option but not the other?

          You cannot cancel one part of an option grant that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single options grant. It cannot be separated for purposes of the New Grant Program. (Page 10)

28.	If I choose to participate in the New Grant Program, what will happen to my options that will be cancelled?

          If you elect to participate in the New Grant Program, then on 9:00 p.m., Pacific Time, on November 19, 2001, we will cancel all of your outstanding options with an exercise price greater than or equal to $6.00 per share that you have elected to cancel, plus any other options that were granted on or after May 19, 2001, regardless of exercise price. You will not be eligible to be granted further options after that date until the replacement grant date, when our compensation committee will grant new options. (Pages 13-14)

29.	Will the shares subject to cancelled options be returned to the pool of shares available for future grant under the plans?

          Yes. The shares of common stock subject to those options cancelled pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the Plans. (Page 21)

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

30.    When will we grant the new options?

          We will grant the new options on the replacement grant date. If we cancel options elected for exchange on November 19, 2001, the replacement grant date of the new options will be on or after May 20, 2002. (Page 13)

31.    What will be the share amount of the new options?

          Employees who participate in this program will receive a new option on the replacement grant date in exchange for each cancelled option. The number of shares covered by each new option will be equal to the number of shares covered by the cancelled stock option for which such option was exchanged, subject to adjustments for any stock splits, stock dividends and similar events. Each new option will be granted under the 2000 Plan pursuant to a new option agreement between you and us. If you have more than one option cancelled, you will have the same number of options following the replacement grant date. Separate cancelled options will not be consolidated into a single new option. (Page 9)

32.    What will be the exercise price of the new options?

          The exercise price of the new options will be the closing sales price of our common stock as reported on the Nasdaq National Market on the replacement grant date. Because the replacement grant date is more than six months after the date we cancel the options accepted for exchange and the price of our stock on the stock market is volatile, the new option(s) may have a higher exercise price than your current option(s). We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your options. (Page 9)

33.    What will be the vesting schedule of the new options?

          All new options granted in this program will be vested to the same degree that the cancelled options would have been vested on the replacement grant date, with the unvested portion of each new options vesting in accordance with the vesting schedule of the cancelled options following the replacement grant date. (Page 13)

34. I	f my current option(s) are incentive stock options, will my new option(s) be incentive stock options?

          No. All new options will be nonqualified stock options. (Pages 17 and 20)

35.    What will be the terms and conditions of the new options?

          The terms and conditions of the new options will be substantially the same as the cancelled options, except that incentive stock options will be replaced with nonqualified stock options and will have a new exercise price. The new options will have a new ten-year term, starting on the replacement grant date. (Pages 13 and 17)

36. W	hy won’t we grant the new options immediately after we cancel the options accepted for exchange?

          If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings until these new options are exercised, cancelled or terminated. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record this compensation expense. (Page 21)

37.	When will I see the new options at Salomon Smith Barney Benefit ACCESS® or E*TRADE OptionsLink?

          All employees can view their stock options on the Internet at E*TRADE OptionsLink (at http://trades1.optionslink.com/cgi-bin/gx.cgi/AppLogic%2bOlLoginPage) or Salomon Smith Barney Benefit ACCESS® (at http://www.benefitaccess.com). We anticipate that you will see your new stock option(s) in your account within approximately three weeks of the replacement grant date. You will be required to sign and return your new option agreement(s) before you will be able to exercise your new option(s). (Page 14)

38.    Can I have an example?

          The following is a representative example for a hypothetical employee. Your situation is likely to vary in significant respects.

Assumptions:
Grant Date:	June 5, 2000
Shares subject to original stock option:	8,000 shares
Original stock option exercise price:	$94
Original Vesting Schedule:	25% of the shares vest on June 5, 2001, and 1/48th (2.0833%) of the shares vest monthly thereafter
Shares vested on the cancellation date:	2,833
Shares that would be vested on the replacement grant date:	3,833
Shares vesting each month:	167
Replacement grant date:	On or about May 20, 2002
Shares subject to new option:	8,000
Hypothetical closing stock price on the replacement grant date:	$15
Shares vested on replacement grant date:	3,833
Shares vesting each month:	167

          Based on the assumptions above, for the sake of illustrating the New Grant Program, we would cancel your original stock option on November 19, 2001. On the replacement grant date, which would be on or after May 20, 2002, you would receive a new option for 8,000 shares. Based on the purely hypothetical stock price of $15 on that date, your new exercise price would be $15. Your new option would be vested with respect to 3,833 shares, with an additional 167 shares vesting each month thereafter until the new option is fully vested.

39. W	hat happens if ONI Systems is subject to a change in control before the new options are granted?
          If a change of control of ONI Systems occurs before we issue the replacement options, and the acquiring company agrees to assume other outstanding options of ONI Systems, we will require the acquiring company to also assume the obligation to issue replacement options pursuant to the New Grant Program. The New Grant Program is designed such that employees with the right to receive replacement options will receive similar treatment as employees holding other outstanding options. If such a change of control were to occur and the acquiring company agreed to assume our outstanding options, you would receive a replacement option in the surviving entity provided that you remain continuously employed with ONI Systems and the acquiring company through the replacement option grant date. The number of shares covered by the option that you receive would be determined by taking the number of shares of our common stock that you would have received in the absence of the change of control transaction, adjusted in the same manner as options assumed in connection with the change of control transaction. As a result, the new option(s) you receive may not cover the same number of shares as your cancelled option(s), but it would cover the same number of shares that your cancelled option would have covered after it was converted in the change of control. The exercise price per share of the replacement options would be the closing price of the acquiring company’s stock on the replacement grant date.

          We cannot guarantee that the acquiring company in any change of control transaction, and especially in a purchase of assets, will agree to assume existing options and therefore assume the obligation to issue replacement options. Therefore, it is possible that you may not receive any replacement options, securities of the surviving company or other consideration in exchange for your cancelled options if we are acquired before the replacement options are granted. In addition, the announcement of a change of control transaction regarding ONI Systems could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate potential benefits provided by the New Grant Program.

          In the event of a sale of some of our assets such as a division or a part of the company, the acquiring party would not be obligated to assume the obligation to issue replacement options under the New Grant Program. In the event of such a transaction, you would not receive options to purchase stock or securities of the acquiring company or any other consideration in exchange for your cancelled options.

          We reserve the right to take any action, including entering into an asset purchase or similar transaction, that our board of directors believes is in the best interest of our company and our stockholders. (Pages 13, 14 and 20)

40.    After the grant of my new option(s), what happens if I again end up “underwater”?
          We are implementing the New Grant Program at this time due to the unusual stock market conditions that have affected many companies throughout the country. Therefore, this is intended to be a one-time offer and we do not expect to implement such a program in the future. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if the exercise price of your options is below the trading price of our common stock for some period of time after the grant date of the new options. However, we can provide no assurance as to the price of our common stock at any time in the future.

41.    What do I need to do to participate in the New Grant Program?
          As described in the answer to Question 6, to participate, you must complete the Letter of Transmittal (Election to Participate) that is attached at the end of this Offer to Exchange, sign it, and ensure that ONI Systems Stock Administration receives it no later than 9:00 p.m. Pacific Time on November 19, 2001. If possible, please hand deliver your form to ONI Systems Stock Administration. Otherwise, you can return your form either by fax to (408) 571-3925 or by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road, San Jose, California 95138. (Pages 11-12)

ONI SYSTEMS CORP.

OFFER TO EXCHANGE

October 19, 2001

INTRODUCTION

          ONI Systems Corp. is offering to our employees the right to exchange all outstanding options to purchase shares of our common stock having an exercise price greater than or equal to $6.00 per share granted under the Plans for new nonqualified stock options that we will grant under the 2000 Plan. If you wish to participate in the New Grant Program, you may elect to exchange any options that have an exercise price greater than or equal to $6.00 per share. However, if you choose to participate in the New Grant Program, you must exchange all options granted to you on or after May 19, 2001, even if those options have an exercise price of less than $6.00 per share. Our directors and executive officers are not eligible to participate in the New Grant Program. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying Letter of Transmittal (Election to Participate). Grants of new options will be made on the date of the first meeting of the compensation committee of ONI Systems’ board of directors held at least six months and one day from the date we cancel the options accepted for exchange. The New Grant Program is not conditioned upon a minimum number of options being elected for exchange, however, you cannot elect to cancel and exchange only a part of an outstanding option. The New Grant Program is subject to conditions, which we describe in Section 6 of the Offer to Exchange.

          In order to receive the new option, you must still be employed with us on the replacement grant date, and your election to participate in the New Grant Program does not in any way change your status as an at-will employee. In addition, we cannot guarantee you that you will receive a new option in the New Grant Program if a change of control of ONI Systems occurs between the cancellation of your options and the replacement grant date.

          We are implementing the New Grant Program because a considerable number of our employees have stock options that have exercise prices significantly above our current and recent trading prices. We believe that the New Grant Program will provide renewed incentives to our employees and that, for many eligible employees, the exchange will create a better opportunity to potentially obtain value from their options. We are offering this program on a voluntary basis to allow our employees to choose whether to keep their current stock options at their current exercise price, or to cancel those options for new options.

          As of September 30, 2001, options to purchase 21,786,256 shares of our common stock were issued and outstanding under the Plans. These options had exercise prices ranging from $0.0882 to $102.88. All of these options that have an exercise price greater than or equal to $6.00 per share, except those held by our directors, executive officers, employees that have recently left ONI Systems, employees outside the United States and Canada, or independent contractors, advisory board members or other non-employees, are eligible to participate in the New Grant Program. All options we accept in this program will be cancelled and retired. The shares of common stock subject to those options cancelled pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the 2000 Plan.

1.    NUMBER OF OPTIONS; EXPIRATION DATE.

          Upon the terms and subject to the conditions of this Offer to Exchange, we will exchange all eligible outstanding options that are properly elected for exchange and not validly withdrawn in accordance with Section 4 before the “expiration date”, as defined below, for new nonqualified stock options to purchase common stock under the 2000 Plan. If your options are properly elected and accepted for exchange, you will be entitled to receive a new stock option to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you elected, subject to adjustments for any stock splits, stock dividends and similar events. The new option will be subject to the terms of the 2000 Plan, pursuant to a new option agreement between us and you.

          Any current employee of ONI Systems who holds stock options under the Plans that have exercise prices above $6.00 per share is eligible to participate in the New Grant Program. Any employee whose employment with us has been terminated, whether voluntarily or involuntarily, is not eligible to participate in the New Grant Program, irrespective of the effective date of such termination.

Our directors and executive officers as well as its independent contractors, advisory board members and other non-employees are not eligible to participate in the New Grant Program.

          IF YOU ARE NOT AN EMPLOYEE OF ONI SYSTEMS OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE YOUR OPTION(S) THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE A NEW OPTION IN EXCHANGE FOR YOUR CANCELLED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR CANCELLED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

          Special considerations may apply to employees resident in Canada, including the tax consequences discussed in Section 13 below.

          If you wish to participate in the New Grant Program, you may elect to cancel any options that have an exercise price greater than or equal to $6.00 per share. However, if you choose to participate in the New Grant program, you must cancel all options granted to you on or after May 19, 2001, even if those options have an exercise price less than $6.00 per share. If you elect to cancel an option, it must be cancelled as to all shares that are outstanding under the option grant. An option cannot be partially cancelled.

          The term “expiration date” means 9:00 p.m., Pacific Time, on November 19, 2001, unless and until we, in our discretion, have extended the period of time during which you may elect to participate in the New Grant Program, in which event the term “expiration date” refers to the latest time and date on which your right to participate, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the expiration date.

          We will notify you of such action, and extend the expiration date for a period of no fewer than ten business days after the date of such notice if we increase or decrease:

•	the amount of consideration offered for the options;

•
the number of options eligible to be elected for exchange in the New Grant Program, except that in the case of an increase, it must be by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the New Grant Program immediately prior to the increase; or

•
the period in which you may participate in the New Grant Program by changing the date on which your right to participate is scheduled to expire to a date not earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14.

          For purposes of the New Grant Program, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

2.    PURPOSE OF THE NEW GRANT PROGRAM.

          We issued the options outstanding under the Plans to provide our employees an opportunity to acquire or increase their ownership stake in ONI Systems, creating a stronger incentive to expend maximum effort for our growth and success and encouraging our employees to continue their employment with us.

          Many of these options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are implementing the New Grant Program to provide our employees with the opportunity to own options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for employees and will maximize the value of our common stock for our current stockholders.

          Because of the number of options currently outstanding, a grant of additional options to all ONI Systems employees holding out-of-the-money options could be significantly dilutive to our current and future stockholders and could potentially have a negative impact on our outstanding shares and earnings per share.

          CONSIDERING THE RISKS ASSOCIATED WITH THE VOLATILE AND UNPREDICTABLE NATURE OF THE STOCK MARKET, THE TECHNOLOGY SECTOR AND OUR INDUSTRY IN PARTICULAR, THERE IS NO GUARANTEE THAT THE CLOSING MARKET PRICE OF OUR COMMON STOCK ON THE REPLACEMENT GRANT DATE (AND THEREFORE THE EXERCISE PRICE OF ANY NEW OPTION) WILL BE LESS THAN OR EQUAL TO THE EXERCISE PRICE OF YOUR EXISTING OPTION, OR THAT YOUR NEW OPTION WILL INCREASE IN VALUE OVER TIME.

          Subject to the foregoing, and except as otherwise disclosed in this Offer to Exchange or in our filings with the Securities and Exchange Commission, we currently have no plans or proposals that relate to or would result in:

•
an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries that is material to us (however, we expect to consider such matters from time to time);

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act;

•
the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options issued under the Plans or purchases made under our employee stock purchase plan) in an amount that is material to us; or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of us.

          Neither we nor our board of directors makes any recommendation as to whether you should elect to participate in the New Grant Program, nor have we authorized any person to make any such recommendation. We urge you to evaluate carefully all of the information in this Offer to Exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to participate in the New Grant Program.

3.    PROCEDURES FOR ELECTING TO PARTICIPATE IN THE NEW GRANT PROGRAM.

          Proper Exchange Of Options.    To elect to participate in the New Grant Program, you must, in accordance with the terms of the Letter of Transmittal (Election to Participate) that is attached at the end of this Offer to Exchange, properly complete, duly execute and deliver to us the Letter of Transmittal (Election to Participate), or a facsimile of the letter, along with any other required documents. ONI Systems Stock Administration must receive all of the required documents before the expiration date. If possible please hand deliver these documents to ONI Systems Stock Administration. Otherwise, you can deliver them by fax at (408) 571-3925 or by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road, San Jose, California 95138. Please allow sufficient time to ensure that we receive these documents on time.

          If you do not turn in your election form by the deadline, then you will not participate in the New Grant Program, and all stock options you currently hold will remain unchanged at their original price and terms.

          The method of delivery of all documents, including the Letter of Transmittal (Election to Participate) and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery.

          Determination Of Validity; Rejection Of Options; Waiver Of Defects; No Obligation To Give Notice Of Defects.    We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to participate in the New Grant Program. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to participate in the New Grant Program that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the New Grant Program or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to participate in the New Grant Program will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

          Our Acceptance Constitutes An Agreement.    Your election to participate in the New Grant Program pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the New Grant Program. Our acceptance for cancellation of the options elected for exchange by you pursuant to the New Grant Program will constitute a binding agreement between us and you upon the terms and subject to the conditions of the New Grant Program.

          Subject to our rights to extend, terminate and amend the New Grant Program, we currently expect that we will accept promptly after the expiration date all properly elected options that have not been validly withdrawn.

4.    WITHDRAWAL RIGHTS.

          You may withdraw the options you have elected to exchange only if you comply with the provisions of this
Section 4.

          You have the right to withdraw the options you have elected to cancel at any time before 9:00 p.m. Pacific Time on November 19, 2001. If we extend the time during which you may elect to participate in the New Grant Program, you have the right to withdraw these options at any time until the extended period expires. In addition, if we do not accept your options for participation in the New Grant Program before December 17, 2001, the 40th business day from the commencement of the New Grant Program, you may withdraw such options at any time after December 17, 2001.

          To withdraw options, you must deliver a written Notice of Withdrawal with the required information included, while you still have the right to withdraw the election to participate in the New Grant Program. We recommend that you hand deliver the Notice of Withdrawal. Otherwise you can send it by mail to ONI Systems Corp., Stock Administration, 5965 Silver Creek Valley Road, San Jose, California 95138, or by facsimile to (408) 571-3925. A form of Notice of Withdrawal accompanies this Offer to Exchange. The Notice of Withdrawal must include your name, the grant date, exercise price and total number of shares included in each option, and the total number of options to be withdrawn. Except as described in the following sentence, the option holder who has elected to participate in the New Grant Program (and who subsequently elects to withdraw his or her options from the New Grant Program) must sign the notice of withdrawal exactly as such option holder’s name appears on the option agreement(s). If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to action such capacity must be indicated on the notice of withdrawal.

          You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for participation in the New Grant Program, unless you properly re-elect those options before the expiration date by following the procedures described in Section 3.

          Neither ONI Systems nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.    ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

          Upon the terms and subject to the conditions of this Offer to Exchange and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date. If your options are properly elected for exchange on or prior to November 19, 2001 and accepted for exchange, you will be granted a new nonqualified stock option on the replacement grant date, which will be on or after May 20, 2002. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted a new stock option on the date of a meeting of the compensation committee of the board of directors held at least six months and one day after the extended date.

          If we accept options you elect to exchange in the New Grant Program, you will be ineligible until after the replacement grant date for any additional stock option grants for which you might otherwise have been eligible before the replacement grant date. This allows us to avoid incurring a compensation expense because of accounting rules that could apply to these interim option grants as a result of the New Grant Program.

          Your new option will entitle you to purchase the same number of shares of our common stock that is equal to the number of shares subject to the options you elect to exchange, subject to adjustments for any stock splits, stock dividends and similar events. Your new option will be vested to the same degree that your cancelled option would have been vested on the replacement grant date, with the unvested portion of your new options vesting in accordance with the vesting schedule for your cancelled option following the replacement grant date. Your new option will have a ten-year term, starting on the replacement grant date.

          Your employment with ONI Systems is on an at-will basis and nothing in this Offer to Exchange modifies or changes that. Therefore, if your employment with ONI Systems or one of its subsidiaries is terminated by you or ONI Systems voluntarily, involuntarily, or for any reason or no reason, before your new option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to any grant that would have been granted on the replacement grant date. If you are not an employee of ONI Systems or one of our subsidiaries from the date you elect to exchange options through the date we grant the new options, you will not be eligible to receive a grant of a new option in exchange for your cancelled options that have been accepted for exchange. You also will not receive any other consideration for your cancelled options if you are not an employee from the date you elect to participate in the New Grant Program through the date we grant the new options.

          In the event of a change of control of ONI Systems occurring before we issue the replacement options, to the extent the acquiring company agrees to assume other outstanding options of ONI Systems, we will require the acquiring company to assume the obligation to issue replacement options pursuant to the New Grant Program. The New Grant Program is designed such that employees with the right to receive replacement options will receive similar treatment as employees holding other outstanding options. If such a transaction were to occur and the acquiring company agreed to assume our outstanding options, you would receive a replacement option in the surviving entity provided that you remain continuously employed with ONI Systems and the acquiring company through the replacement grant date. The amount of shares subject to the new stock options grant you receive would be determined by taking the number of shares of our common stock that you would have received in the absence of the change of control transaction, adjusted in the same manner as options assumed in connection with the change of control transaction. As a result, the new option you receive may not cover the same number of shares as your cancelled option. The exercise price per share of the replacement options would be the closing price of the acquiring company’s stock on the replacement grant date.

          In the event of a sale of some of our assets such as a division or a part of the company, the acquiring party would not be obligated to assume the obligation to issue replacement options under the New Grant Program. In the event of such a transaction, you would not receive options to purchase stock or securities of the acquiring company or any other consideration in exchange for your cancelled options.

          We cannot guarantee that the acquiring company in any change of control transaction, and especially in a purchase of assets, would agree to assume existing options and therefore the obligation to issue replacement options. Therefore, it is possible that you may not receive any replacement options, securities of the surviving company or other consideration in exchange for your cancelled options if we are acquired before the replacement options are granted. In addition, the announcement of a change of control transaction regarding ONI Systems could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate potential benefits provided by the New Grant Program.

          We reserve the right to take any action, including entering into an asset purchase or similar transaction, that our board of directors believes is in the best interest of our company and our stockholders.

          For purposes of the New Grant Program, we will be deemed to have accepted for exchange options that are validly elected for exchange and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the expiration date, we currently expect that your new option agreement(s) will be mailed to you within three weeks of the replacement grant date. You will need to sign and return your new option agreement(s) before you will be able to exercise the new options. You will see your new options at Salomon Smith Barney Benefit ACCESS® (at http://www.benefitaccess.com) or E*TRADE OptionsLink (at http://trades1.optionslink.com/cgi-bin/gx.cgi/AppLogic%2bOlLoginPage) after you have signed and returned your new option agreement(s).

6.    CONDITIONS OF THE NEW GRANT PROGRAM.

          Notwithstanding any other provision of the New Grant Program, we will not be required to accept any options submitted to us for cancellation and exchange, and we may terminate or amend the New Grant Program, or postpone our acceptance and cancellation of any options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after October 19, 2001 and prior to November 19, 2001 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the New Grant Program or to accept and cancel options submitted to us for exchange:

(i)
any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the New Grant Program, the acquisition of some or all of the options submitted to us for exchange pursuant to the New Grant Program, the issuance of new options, or otherwise relates in any manner to the New Grant Program or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of ONI Systems or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the New Grant Program;

(ii)
any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to apply to the New Grant Program or ONI

Systems or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•
make it illegal for us to accept some or all of the existing options for exchange and cancellation or to issue the new options for some or all of the options submitted to us for cancellation and exchange or otherwise restrict or prohibit completion of the New Grant Program or otherwise relates in any manner to the New Grant Program;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the options elected for exchange;

•	materially impair the benefits that we believe we will receive from the New Grant Program; or

•
materially and adversely affect the business, condition (financial or other), income, operations or prospects of ONI Systems or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

(iii)	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•
any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of ONI Systems or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the New Grant Program;

•	in the case of any of the foregoing existing at the time of the commencement of the New Grant Program, a material acceleration or worsening thereof; or

•
any decline in either the Nasdaq National Stock Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on October 19, 2001;

(iv)
there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the New Grant Program;

(v)
a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•
any person, entity or “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before October 19, 2001;

•
any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before October 19, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•
any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(vi)
any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of ONI Systems or our subsidiaries that, in our reasonable judgment, is or may be material to ONI Systems or our subsidiaries.

          The conditions to the New Grant Program are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the New Grant Program. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.    PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

          Our common stock has been quoted on the Nasdaq National Market System under the symbol “ONIS” since our initial public offering on June 1, 2000. The following table presents the high and low sales prices per share of our common stock for the periods indicated, as reported by the Nasdaq National Market:

Fiscal 2000	High	Low
Second Quarter (starting June 1, 2000)	$142.000	$72.9844
Third Quarter	128.625	71.9375
Fourth Quarter	82.750	30.7500

Fiscal 2001
First Quarter	58.625	16.0625
Second Quarter	40.950	15.7500
Third Quarter	27.450	3.5000
Fourth Quarter (through October 18, 2001)	8.180	3.8000

          We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the New Grant Program.

8.    SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

          Consideration.    We will issue new options to purchase common stock under the 2000 Plan in exchange for outstanding eligible options properly elected and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the cancelled options, subject to adjustments for any stock splits, stock dividends and similar events. You cannot cancel one part of an option that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single option. It cannot be separated for purposes of this program. The shares of common stock subject to options cancelled pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the Plans. Options to purchase a maximum of approximately 8,744,782 shares will be granted under the New Grant Program, if the maximum number of eligible options are surrendered for cancellation.

          Terms Of New Options.    The new nonqualified stock options to be granted will be issued under the 2000 Plan. We will issue a new option agreement to each option holder who receives a new option on the replacement grant date. Except for the new exercise price and status as a nonqualified stock option for cancelled incentive stock options, the terms and conditions of the new options will be substantially the same as the cancelled options. The new options will have a new ten-year term, starting on the replacement grant date.

          The terms and conditions of current options under the Plans are set forth in the respective Plans and the stock option agreement(s) you entered into in connection with the grant. The terms and conditions of the Plans are summarized in the applicable prospectuses prepared by us and previously distributed to you. You may obtain copies of each of these prospectuses and the Plans as indicated below.

          United States Federal Income Tax Consequences Of Options.    If you exchange your existing options for new options, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the exchange or at the date of grant of the new options. With regard to the new nonqualified stock options, the tax aspects of such options will be the same as any other nonqualified option grant. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept this offer. However, if you choose not to accept the Offer to Exchange, it is possible that the Internal Revenue Service would decide that your right to exchange your incentive stock options under the Offer to Exchange is a “modification” of your incentive stock options, even though you will not have exchanged the options. A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of the incentive stock option to be treated as a nonqualified stock option.

          Special tax considerations may apply to employees resident in Canada.

          We recommend that you consult your own tax advisor with respect to the federal, state, provincial, local and/or foreign tax consequences of participating in the New Grant Program.

          Options granted under the New Grant Program will be nonqualified stock options. They will not be incentive stock options. No taxable income is recognized by an optionee upon the grant of a nonqualified stock option. However, unlike the Incentive Stock Options you may now hold, the optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

          We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonqualified stock option. The deduction will in general be allowed for the taxable year of ONI Systems in which the ordinary income is recognized by the optionee.

          Important Note: The statements in this Offer to Exchange concerning the Plans and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plans and the form of stock option agreements under the Plans.

          Please contact ONI Systems Stock Administration at stockadmin@oni.com or (408) 571-3900, to receive a copy of the Plans, prospectuses or forms of stock option agreements. We will promptly furnish you copies of these documents at our expense.

9.	INFORMATION CONCERNING ONI SYSTEMS; FACTORS THAT YOU SHOULD CONSIDER WHEN MAKING YOUR DECISION.

Overview

          We develop, market and sell optical communications networking equipment specifically designed to address the bandwidth and service limitations of metropolitan area and regional networks. Communication service providers can cost-effectively deploy our products to relieve the growing traffic bottleneck in these networks and offer new revenue-generating data and voice services. By installing our equipment, service providers can rapidly build high-capacity, flexible and scalable networks that are able to support multiple services on a single platform from their central offices at the core of their networks to their customers’ sites at the edge of their networks.

          Since our inception, we have incurred significant losses, and as of June 30, 2001, we had an incurred cumulative losses of $242.2 million. We have not achieved profitability on a quarterly or annual basis. We expect to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, will need to generate significant revenue to achieve and maintain profitability.

          We were incorporated in California as Optical Networks, Incorporated on October 20, 1997. In April 2000, we reincorporated in Delaware and changed our name to ONI Systems Corp. We completed our initial public offering and our common stock began trading on the Nasdaq National Stock Market in June 2000. Our principal executive offices are located at 5965 Silver Creek Valley Road, San Jose, California 95138. Our telephone number is (408) 965-2600.

          Additional information about ONI Systems is available from the documents described in Section 16. The financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and our quarterly report on Form 10-Q for the quarter ended June 30, 2001 are incorporated herein by reference. Copies of these reports are available from us upon request and are available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov (or http://www.sec.gov/cgi-bin/srch-edgar).

Selected Financial Data

          The following table summarizes certain of our consolidated financial data.

	Years Ended December 31,		Six Months Ended June 30,
	1999	2000	2000	2001
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$ 3,034	$ 59,662	$ 13,117	$113,331
Costs of goods sold	1,032	39,980	9,719	69,465

Gross profit	2,002	19,682	3,398	43,866
Operating expenses:
Research and development, excluding deferred stock compensation amortization amounts	24,858	53,654	24,344	36,853
Sales and marketing, excluding deferred stock compensation amortization amounts	4,557	25,304	8,928	22,983
General and administrative, excluding deferred stock compensation amortization amounts	3,455	16,385	7,561	12,280
Amortization of deferred stock compensation	11,422	66,413	32,065	21,494
Common stock warrant expense	2,891	4,545	4,545	—
Amortization of goodwill and intangibles	1,842	3,594	1,843	4,001
In-process research and development	170	—	—	8,240

Total operating expenses	49,195	169,895	79,286	105,851
Operating loss	(47,193)	(150,213)	(75,888)	(61,985)
Interest and other income (expense), net	623	13,333	2,346	12,331

Loss before income taxes	(46,570)	(136,880)	(73,542)	(49,654)
Income taxes	2	7	2	1

Net loss	(46,572)	(136,887)	(73,544)	(49,655)
Beneficial conversion of preferred stock	—	4,242	4,242	—

Net loss attributable to common stockholders	$(46,572)	$(141,129)	$ (77,786)	$ (49,655)

Basic and diluted net loss per share	$ (2.58)	$ (1.22)	$ (0.73)	$ (0.38)
Weighted-average shares outstanding used in computing basic and diluted net loss per share	18,043	115,587	106,359	131,299
Deficiency of earnings available to cover fixed charges (1)	$(46,570)	$(133,402)	$ (73,542)	$ (41,204)

(1)
Earnings consist of income (loss) before provision for income taxes, plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges in any of the periods presented.

	December 31, 1999	December 31, 2000	June 30, 2001
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$ 80,023	$ 852,360	$ 739,382
Working capital	81,758	917,608	687,729
Total assets	100,942	1,015,468	1,032,128
Long-term debt, less current portion	367	300,187	300,119
Total stockholders’ equity	$ 91,728	$ 677,644	$ 681,546
Book value per common share			$ 4.94

Factors That You Should Consider When Making Your Decision

          In addition to the risks described under the caption “Factors that May Affect Future Results” in our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001, you should carefully consider the risks and uncertainties described below and the other information in this Offer to Exchange before deciding whether to participate in the New Grant Program. Copies of these reports are available from us upon request and are available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov (or http://www.sec.gov/cgi-bin/srch-edgar).

          The value of our common stock fluctuates significantly, which could result in an exercise price for your replacement option that is the same as or greater than your existing option.    The market price of our common has been highly volatile, has been or could be affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovation by us or our competitors, quarterly variations in our or our competitors’ results of operations and announcements of expected future results, changes in prices of our or our competitors’ products and services, changes in revenue and revenue growth rates for us as a whole or for specific geographic areas, business units, products or product categories, changes in the level of demand for our product and general market conditions or market conditions specific to particular industries. As a result, the exercise price of option received under the New Grant Program may be greater than the exercise price of your current option. In addition, the announcement of a change of control transaction regarding ONI Systems could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate any potential benefits provided by the New Grant Program.

          If you are not employed by ONI Systems on the replacement grant date, you will not receive a replacement option.    In order to receive new options in exchange for your cancelled options you must be employed by ONI Systems on the replacement grant date. If you elect to participate in the New Grant Program and are no longer employed by ONI Systems on the replacement grant date, you will not receive new options or any other consideration in exchange for your cancelled options, including any shares subject to those options that may be vested at the time of cancellation.

          If there is a change of control of ONI Systems, you may not receive a replacement option.    In the event of a change of control of ONI Systems occurring before the replacement grant date, we cannot guarantee that the acquiring company would agree to assume existing options and therefore the obligation to issue replacement options. Therefore, it is possible that you may not receive any replacement options, securities of the surviving company or other consideration in exchange for your cancelled options if there is a change of control of ONI Systems before the replacement grant date, even if you are vested with respect to some or all of the option at this time. In addition, the announcement of a change of control transaction regarding ONI Systems could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate any potential benefits provided by the New Grant Program.

          If you have incentive stock options, the replacement option will be subject to different tax treatment. Options granted under the New Grant Program will be nonqualified stock options. They will not be incentive stock options. No taxable income is recognized by an optionee upon the grant of a nonqualified stock option. However, unlike the Incentive Stock Options you may now hold, the optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

          The directors and executive officers of ONI Systems and their positions and offices as of October 19, 2001 are set forth in the following table:

Name	Position
Hugh C. Martin	President, Chief Executive Officer and Chairman of the Board of Directors
Ken Burckhardt	Vice President, Finance and Interim Chief Financial Officer
William R. Cumpston	Executive Vice President and Chief Operating Officer
Michael A. Dillon	Vice President, General Counsel and Secretary
Robert J. Jandro	Executive Vice President, Global Sales and Services
Rohit Sharma	Chief Technology Officer
Matthew W. Bross	Director
Kevin R. Compton	Director
Jonathan D. Feiber	Director
James F. Jordan	Director
Gregory B. Maffei	Director

          The address of each director and executive officer is c/o ONI Systems Corp., 5965 Silver Creek Valley Road, San Jose, California 95138.

          As of September 30, 2001, our executive officers and directors (11 persons) as a group held options to purchase a total of 2,247,500 shares of our common stock. These options represented approximately 10.26% of the shares subject to all ONI Systems options outstanding under our stock option plans as of that date. Please see the definitive proxy statement for our 2001 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 2, 2001, for information regarding the amount of our securities beneficially owned by our executive officers and directors as of March 1, 2000. Agreements with our executive officers and directors are described or filed in our filings with the Securities and Exchange Commission, including our quarterly and reports. Copies of these reports are available from us upon request and are available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov (or http://www.sec.gov/cgi-bin/srch-edgar).

          There were no stock and stock option transactions involving our executive officers and directors within the 60 days before the commencement of the New Grant Program. None of our directors and executive officers are eligible to participate in the New Grant Program.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THE NEW GRANT PROGRAM; ACCOUNTING CONSEQUENCES OF THE NEW GRANT PROGRAM.

          The shares of common stock subject to those options cancelled pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the Plans.

          We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the New Grant Program because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange. Further, the exercise price of all new options will equal the closing market price of the common stock on the replacement grant date (or the last trading day before the replacement grant date, if the market for trading in our stock is closed on such date).

          If we were to grant any options before the scheduled replacement grant date to any option holder electing to cancel options, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would be amortized over the period that the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

12.	LEGAL MATTERS; REGULATORY APPROVALS.

          Except as noted below, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the New Grant Program, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the New Grant Program to accept options elected for exchange is subject to conditions, including the conditions described in Section 6. With respect to employees resident in Canada, the New Grant Program is subject to, and conditioned upon, our obtaining the appropriate regulatory approvals in Canada.

13.	MATERIAL INCOME TAX CONSEQUENCES.

          The following is a general summary of the material income tax consequences of the exchange of options pursuant to the New Grant Program. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change and the federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

          If you exchange your options for new options, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the exchange or at the date of grant of the new options. With regard to the new nonqualified stock options, the tax aspects of such options will be the same as any other nonqualified option grant. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept this offer. If you choose not to accept the Offer to Exchange, it is possible that the Internal Revenue Service would decide that your right to exchange your incentive stock options under the Offer to Exchange is a “modification” of your incentive stock options, even though you will not have exchanged the options. A successful assertion by the IRS that an option is modified could extend the option’s holding period to qualify for favorable tax treatment and cause a portion of the incentive stock option to be treated as a nonqualified stock option.

          Special tax considerations may apply to employees resident in Canada.

          We recommend that you consult your own tax advisor with respect to the federal, state, provincial, local and/or foreign tax consequences of participating in the New Grant Program.

14.	EXTENSION OF THE NEW GRANT PROGRAM; TERMINATION; AMENDMENT.

          We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the expiration date and thereby delay the acceptance for exchange of any options by giving oral, written or electronic notice of such extension to the option holders.

          We also expressly reserve the right, in our sole discretion, prior to the expiration date, to terminate or amend the New Grant Program and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral, written or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the New Grant Program.

          Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the New Grant Program in any respect.

          Amendments to the New Grant Program may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., on the next business day after the last previously scheduled or announced expiration date. Any amendment of the New Grant Program will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of the New Grant Program, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

          If we materially change the terms of the New Grant Program or the information concerning the New Grant Program, or if we waive a material condition of the New Grant Program, we will extend the expiration date. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the expiration date following a material change in the term of the New Grant Program or information concerning the New Grant Program will depend on the facts and circumstances, including the relative materiality of such terms or information. We will notify you of such action, and we will extend the deadline to participate in the New Grant Program for a period of no fewer than ten business days after the date of such notice if we increase or decrease:

•	the amount of consideration offered for the exchanged options;

•
the number of options eligible to be elected for exchange in the New Grant Program, except that in the case of an increase, it must be by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the New Grant Program immediately prior to the increase; or

•
the period in which you may participate in the New Grant Program, provided that the date on which your right to participate is scheduled to expire will not be changed to a date earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 14.

15.	FEES AND EXPENSES.

          We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to the New Grant Program.

16.	ADDITIONAL INFORMATION.

          We recommend that, in addition to this Offer to Exchange and Letter of Transmittal (Election to Participate), you review the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to participate in the New Grant Program:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001;

•	the definitive proxy statement for our 2001 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 2, 2001;

•
the description of our common stock included in our registration statement on Form 8-A, which was filed with the Securities and Exchange Commission on May 16, 2000, including any amendments or reports we file for the purpose of updating that description; and

•
all documents subsequently filed by us, during the pendency of the Offer to Exchange pursuant to Sections
13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

          The Securities and Exchange Commission file number for all of these filings is 000-30633. These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission located in its offices at 450 Fifth Street, N.W, Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-732-0330. These filings are also available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov.

          Our common stock is quoted on the Nasdaq National Market under the symbol “ONIS”, and our Securities and Exchange Commission filings can be read at the following Nasdaq address:

Na	sdaq Operations
17	35 K Street, N.W.
Wa	shington, D.C. 20006

          We will also provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

ON	I Systems Corp.
Sto	ck Administration
59	65 Silver Creek Valley Road
Sa	n Jose, California 95138

          You may also make a request by telephone at (408) 571-3900 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, Monday through Friday.

          As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

          The information contained in this Offer to Exchange about ONI Systems should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS.

          We are not aware of any jurisdiction where the implementation of the New Grant Program violates applicable law. If we become aware of any jurisdiction where the implementation of the New Grant Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the New Grant Program will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction. With respect to employees resident in Canada, the New Grant Program is subject to, and conditioned upon, our obtaining the appropriate regulatory approvals in Canada.

          We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the New Grant Program. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the New Grant Program other than the information and representations contained in this document or in the accompanying Letter of Transmittal (Election to Participate). If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

ONI Systems Corp.	October 19, 2001